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                              SHAREHOLDER AGREEMENT

                                  May 31, 1996

Koninklike Pakhoed, N.V.
333 Blaak
3011 G.B. Rotterdam
The Netherlands

Gentlemen:

         In consideration for the proposed tender offer for shares of Common Shares of Univar Corporation ("Company") to be made by a subsidiary of yours (the "Buyer") and to be followed by the merger of Company with Buyer (the "Merger"), the undersigned agrees that, in its capacity as a shareholder of Company, it will:

         (a) tender all shares of Company Common Shares held of record or beneficially by it (representing all shares as to which the undersigned has sole or shared voting power) as of the date hereof or hereinafter acquired to Buyer pursuant to Buyer's proposed Offer to Purchase Shares;

         (b) provide all consents and approvals pursuant to the Distributor Agreement by and between the undersigned and Van Waters & Rogers, Inc., dated March 8, 1996, required to consummate the Merger and the transactions contemplated by the Agreement and Plan of Reorganization among you, Company and Buyer; and

         (c) only at your request, (i) exercise its option to purchase all or such portion required of the 101,874 shares of Series A Junior Participating Convertible Preferred Shares (the "Preferred Shares"), which the undersigned is entitled to purchase pursuant to the Amended and Restated Agreement of Purchase and Sale of Stock (the "Stock Purchase Agreement") entered into by and between the undersigned and Company, dated May 13, 1994, (ii) convert all the Preferred Shares the undersigned acquired pursuant to the Stock Purchase Agreement into Company Common Shares, and (iii) tender all shares of Company Common Shares acquired pursuant to such conversion of the Preferred Shares to Buyer pursuant to Buyer's proposed Offer to Purchase Shares. If such request is not made and the option is not exercised, you will pay to us or cause the surviving corporation to pay us on consummation of the Merger, the difference between the aggregate exercise price of the option to acquire the Preferred Shares and the aggregate price that would have been paid in the tender offer for the shares of Common Shares which would have been issued pursuant to the conversion of the Preferred Shares.


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         Notwithstanding any other provision of this letter, the undersigned will be relieved of its obligations under paragraphs (a), (b) and (c) above if
(i) a competing offer to purchase the Company and/or its shares of Common Shares at a price greater than $19.45 per share is made by a third party prior to consummation of the Merger, or (ii) Buyer's price for the purchase of the undersigned's shares of Common Stock pursuant to the Offer to Purchase is adjusted to a price which is less than $19.45 per share.

Sincerely yours,

THE DOW CHEMICAL COMPANY



By:  /s/  Michael D. Parker
     ----------------------
Name:  Michael D. Parker
Title:  Group Vice President